EXHIBIT 99.2

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2017

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the six months ended June 30, 2017, and the audited consolidated financial statements as at and for the year ended December 31, 2016, and the notes thereto.

This Management’s Discussion and Analysis (“MD&A”) is dated August 2, 2017, and discloses specified information up to that date. The condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are in US dollars. This MD&A contains “forward-looking statements” that are subject to risk factors including those set out in the “Cautionary Statement” at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Company’s Board of Directors as of August 2, 2017, unless otherwise indicated. Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on the Company’s website at www.avino.com and on SEDAR at www.sedar.com.

Effective January 1, 2017, the Company changed its presentation currency to US dollars from Canadian dollars. As a result, all dollar amounts in this MD&A are expressed in US dollars, unless otherwise noted. Please refer to the section “Changes in Accounting Standards” for further details regarding the change in presentation currency.

Business Description

Founded in 1968, the Company is engaged in the production and sale of silver, gold, and copper bulk concentrate and the acquisition, exploration, and evaluation of mineral properties. The Company holds mineral claims and leases in Durango, Mexico, and in British Columbia and Yukon, Canada. Avino is a reporting issuer in Canada and a foreign issuer with the Securities and Exchange Commission in the United States. The Company’s shares trade on the TSX Venture Exchange, Tier 1, under the symbol “ASM”, on the NYSE MKT under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2017

Overall Performance and Highlights

HIGHLIGHTS (Expressed in US$)	Second Quarter 2017	Second Quarter 2016	Change
Operating
Tonnes Milled	137,493	131,612	4%
Silver Ounces Produced	386,002	380,620	1%
Gold Ounces Produced	1,954	1,509	29%
Copper Pounds Produced	1,113,161	1,054,935	7%
Silver Equivalent Ounces[1] Produced	698,174	629,780	11%
Concentrate Sales and Cash Costs
Silver Equivalent Ounces Sold[2]	542,002	626,837	-14%
Cash Cost per Silver Equivalent Ounce[2,3]	$8.90	$9.61	-7%
All-in Sustaining Cost per Silver Equivalent Ounce[2,3]	$10.42	$10.97	-5%
Average Realized Silver Price per Ounce	$17.09	$16.99	1%
Average Realized Gold Price per Ounce	$1,259	$1,262	-%
Average Realized Copper Price per Tonne	$5,643	$4,706	20%
Financial
Revenues	$7,911,388	$9,017,929	-12%
Mine Operating Income	$2,481,779	$2,459,477	1%
Net Income (Loss)	$1,151,549	$(336,748)	N/A
Cash	$5,914,408	$8,256,627	-28%
Working Capital	$17,686,701	$15,041,997	18%
Shareholders
Earnings (Loss) per Share ("EPS") – Basic	$0.02	$(0.01)	N/A
Cash Flow per Share (YTD)[3]	$0.06	$0.06	-%

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1. *For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $17.26 oz Ag, $1,257 oz Au and $2.57 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

2. “Silver equivalent ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of silver ounces, gold ounces and copper tonnes sold multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

During the six months ended June 30, 2017, the Company produced 5,011 tonnes of bulk copper/silver/gold concentrate from its Avino Mine, and 1,426 tonnes of bulk silver/gold concentrate from its San Gonzalo Mine, and recognized revenues of $12,057,250 on the sale of 4,595 tonnes of Avino Mine bulk copper/silver/gold concentrate and $3,982,001 on the sale of 1,335 tonnes of San Gonzalo bulk silver/gold concentrate for a gross profit of $5,942,622. Metal prices for revenues recognized during the six months ended June 30, 2017, averaged $17.37 per ounce of silver, $1,244 per ounce of gold, and $5,775 per tonne of copper.

Cash cost per silver equivalent (“AgEq”) ounce for the quarter ended June 30, 2017, was $8.90, while all-in sustaining cash cost per AgEq ounce was $10.42.

The Company’s cash balance at June 30, 2017, totaled $5,914,408 compared to $11,779,718 at December 31, 2016. Working capital totaled $17,686,701 at June 30, 2017, compared to $23,306,043 at December 31, 2016.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2017

Discussion of Operations

The Company’s production, exploration, and evaluation activities during the six months ended June 30, 2017, have been conducted on its Avino Property and its Bralorne Mine property.

The Company holds a 99.67% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 contiguous hectares, and is located approximately 80 km north-east of the city of Durango. The Avino Property is equipped with milling facilities that presently process all output from the San Gonzalo and Avino Mines located on the property.

The Company also holds a 100% interest in the Bralorne Mine property through its ownership of Bralorne Gold Mines Ltd. The Bralorne Mine property consists of a comprehensive package of mineral claims, land parcels, and equipment and infrastructure assembled during historic mining operations in the Bridge River mining camp of southwest British Columbia.

Consolidated Second Quarter 2017 Production Highlights

Comparative production results from the second quarter of 2017 and the second quarter of 2016 are presented below:

	Q2 2017	Q2 2016	% Change
Total Silver Produced (oz) calculated	386,002	380,620	1%
Total Gold Produced (oz) calculated	1,954	1,509	29%
Total Copper Produced (Lbs) calculated	1,133,161	1,054,935	7%
Total Silver Eq. Produced (oz) calculated[1]	698,174	629,780	11%

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1 For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $17.26 oz Ag, $1,257 oz Au and $2.57 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2017

Avino Mine Second Quarter 2017 Production Highlights

Comparative figures for the second quarter of 2017 and the second quarter of 2016 for the Avino Mine are as follows; production figures for the second quarter of 2017 include production from Mill Circuit 2 and Mill Circuit 3:

	Q2 2017	Q2 2016	Quarterly Change %	2017 YTD	Notes
Tonnes Mined	115,519	101,400	14%	231,922	1
Underground Advancement (m)	773	1,242	-38%	1,418	1
Mill Availability (%)	98	87	13%	97	1
Total Mill Feed (dry tonnes)	117,386	97,666	20%	233,940	1
Feed Grade Silver (g/t)	76	64	19%	68	2
Feed Grade Gold (g/t)	0.53	0.26	106%	0.52	2
Feed Grade Copper (%)	0.49	0.55	-10%	0.47	2
Recovery Silver (%)	84%	85%	-1%	85%	3
Recovery Gold (%)	69%	60%	14%	68%	3
Recovery Copper (%)	89%	90%	-1%	90%	3
Copper Concentrate (dry tonnes)	2,615	2,222	18%	5,011	4
Copper Concentrate Grade Silver (kg/t)	2.87	2.36	22%	2.71	4
Copper Concentrate Grade Gold (g/t)	16.46	6.9	139%	16.36	4
Copper Concentrate Grade Copper (%)	19.66	21.54	-9%	19.54	4
Total Silver Produced (kg)	7,517	5,250	43%	13,600	5
Total Gold Produced (g)	43,037	15,317	181%	81,973	5
Total Copper Produced (Kg)	513,994	478,511	7%	978,880	5
Total Silver Produced (oz) calculated	241,686	168,787	43%	437,248	5
Total Gold Produced (oz) calculated	1,384	492	181%	2,635	5
Total Copper Produced (Lbs) calculated	1,133,161	1,054,935	7%	2,158,058	5
Total Silver Equivalent Produced (oz) calculated*	512,237	341,521	50%	951,399	6

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*For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $17.26 oz Ag, $1,257 oz Au and $2.57 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Avino Mine Second Quarter 2017 Highlights

1.	The tonnage processed increased by 20% due to circuits #2 and #3 being used exclusively for the processing of the Avino mine material. The mill availability rate increased by 13% over the second quarter of 2016, during which time there were mechanical issues with the ball mill of circuit #3. In the second quarter 2017, we opted to mine by slashing the vein to provide mill feed; therefore, the mine development decreased by 38%.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2017

2.	Silver and gold feed grades increased by 19% and 106%, respectively, while the copper grade decreased by 10% due to the change in mineralization.

3.	Gold recovery improved by 14% due to the higher feed grade realized, while the silver and copper recoveries remained stable with minor changes seen.

4.	The higher tonnage processed resulted in 18% more concentrate produced, although the copper feed grade decreased by 9%.

5.	Gold production increased by 181%, while silver and copper increased by 43% and 7%, respectively.

6.	The higher tonnage processed, together with the higher silver and feed grades, resulted in 50% more silver equivalent ounces produced.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101 reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo resource, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012. This approach is being applied for the Avino Mine, for which similar risks and uncertainties have been identified.

San Gonzalo Mine Second Quarter 2017 Production Highlights

Comparative figures for the second quarter 2017 and the second quarter 2016 for the San Gonzalo mine are as follows:

	Q2 2017	Q2 2016	Quarterly Change %	YTD 2017	Notes
Tonnes Mined	21,238	24,813	-14%	44,497	1
Underground Advancement (m)	1,089	1,098	-1%	1,920
Mill Availability (%)	95	94	1%	95
Total Mill Feed (dry tonnes)	20,107	33,946	-41%	40,241	1
Feed Grade Silver (g/t)	277	237	17%	253	2
Feed Grade Gold (g/t)	1.19	1.31	-10%	1.19	2
Recovery Silver (%)	81%	82%	-2%	82%	3
Recovery Gold (%)	74%	71%	5%	75%	3
Bulk Concentrate (dry tonnes)	728	1,262	-42%	1,426	4
Bulk Concentrate Grade Silver (kg/t)	6.17	5.19	19%	5.87	4
Bulk Concentrate Grade Gold (g/t)	24.36	20.97	16%	25.19	4
Total Silver Produced (kg)	4,489	6,589	-32%	8,361	5
Total Gold Produced (g)	17,724	31,645	-44%	35,906	5
Total Silver Produced (oz) calculated	144,315	211,833	-32%	268,822	5
Total Gold Produced (oz) calculated	570	1017	-44%	1,154	5
Total Silver Equivalent Produced (oz) calculated*	185,937	288,259	-35%	351,417	5

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*For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $17.26 oz Ag, $1,257 oz Au and $2.57 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2017

San Gonzalo Second Quarter 2017 Highlights

1.	Tonnage mined and processed decreased by 14% and 41%, respectively, due to circuit #2 being used for the Avino mine material.

2.	The silver in the feed grade increased by 17% whereas the gold grade decreased by 10%.

3.	The gold recovery improved by 5% while the silver recovery decreased slightly by 2%.

4.	Concentrate tonnage produced also decreased by 42% due to the lower tonnage processed and the increased grades of silver and gold in the concentrate of 19% and 16%, respectively.

5.	The lower tonnage throughput, together with the changes in the feed grades and recoveries, resulted in a decrease of silver ounces by 32%, gold by 44% and overall silver equivalent by 35%.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo and Avino Mine resources, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

Plant and Mine Expansion Updates

Mill Expansion – Circuit #4

The addition of Circuit #4, which is expected to have a similar throughput capacity of 1,000 tpd as Circuit #3 (with the same size ball mill, flotation cells, concentrate thickener, and filter press), is on schedule and on budget.

The civil work for the ball mill foundation, feed conveyor, and the reclaim tunnel has commenced, and the forming and rebar work has started with the ball mill pedestals. The pad for the flotation cells, as well as the thickener foundations, has been poured. In addition, the electrical substation has been installed, and wiring of the electrical components is well underway.

The Company acquired a previously used ball mill in excellent condition which has arrived on site and is currently being prepped for installation. The Company has also ordered the long lead items which included new flotation cells, thickener, and filter press; accordingly, the delivery dates will dictate the completion schedule. The ball mill bearing surfaces are currently being cleaned and prepared for installation once the mill foundations have been poured.

The existing crushing plant will be upgraded to accommodate the higher throughput with a new larger Sandvik tertiary cone crusher, which has been ordered. The Company has obtained the services of a local Durango company to fabricate the structural steel components and conveyors that will be shipped to the site in accordance with the construction schedule.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2017

The Initial mill feed for Circuit #4 will come from existing surface stockpiles while the mine is being developed in the gap zone between San Luis and Elena Tolosa (Avino Mine).

The only additional mine equipment that will be required for the above mentioned development will be a new jumbo drill and a scooptram, which are currently on order.

Oxide Tailings Resource – Preliminary Economic Assessment

In April 2017, Avino completed an updated Preliminary Economic Assessment (“PEA”) of re-treating the Avino mine tailings which includes the results from the Company’s 2016 Resource Estimate (see news release dated September 26, 2016). The PEA was prepared in accordance with National Instrument 43-101, with a compliant Technical Report being completed by Tetra Tech Canada Inc..

Highlights of the Oxide Tailings Preliminary Economic Assessment

•	Significant pre-tax NPV8% of US$40.5 million

•	Strong pre-tax IRR of 48.4%

•	2 year pay-back period

•	Total capital expenditures of US$28.5 million

•	7 year mine life with LOM of 3.12 million tonnes of oxide tailings material

The Oxide Tailings deposit comprises historic recovery plant residue material deposited during the earlier period of open pit mining of the Avino Vein, when there were poor process plant recoveries for silver and gold. The oxide tailings are partially covered by younger unconsolidated sulphide tailings on the northwest side of the property. For more information see Avino’s news release dated April 11, 2017.

The Company cautions that the PEA is preliminary in nature in that it is based on Inferred Mineral Resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be characterized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Alternative Tailings Disposal

Management retained the services of SRK Consulting (Canada) Inc. and MPL Mine Paste Ltd. to review the mine operating plan and alternatives for tailings disposal. Additionally, an optimization review of our internal operating plan was carried out resulting in discussions on alternatives to conventional tailings storage and a recommendation to use tailings as backfill. Their recommendation is contingent on a revised internal operating plan, which is underway and is based on using the thickened tails as backfill for ground support underground for the mined out stopes, and tailings disposal into the existing open pit as preferred alternatives to the conventional tailings storage facility (TSF). A revised internal operating plan will be submitted for our consideration; however, in the meantime management felt it prudent to temporarily halt construction of the new TSF to further understand this possible new route, and, if the plan is agreed to by the Company, a follow up site visit will be planned to implement it.

The advantages of this alternative method of tailings disposal include limited ground disturbance, a reduced footprint on surface from future mining, increased tailings storage capacity, minimal permitting, minimization of social and community issues, and lower estimated capital expenditures.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2017

Exploration

In late September 2016, the Company commenced a diamond drill program to explore the area of the Avino Vein System between the San Luis workings and the Elena Tolosa (“ET”) current production area. This new area is close to surface and accessible from the existing Avino Mine underground workings. The area was identified as a target of interest given that on surface and at shallow depths, the Avino Vein system splits into hanging wall and foot wall structures.

The 18-hole drill program was completed with Hole ET-17-11 in mid-March, and in order to fully evaluate the tonnage and the grade of the new zone, Avino decided to extend the program with an expected additional 20 drill holes; the drill is currently completing Hole ET-17-17 (the sixth hole of the extended 20-hole program). Results from the first 18 holes can be viewed in Avino news releases dated December 21, 2016, and April 27, 2017, on Avino’s website and on the SEDAR system.

The Avino Vein (Epithermal) has been followed longitudinally for more than 1,300 metres and vertically for more than 600 metres. It strikes north 66° east with an east-west splay, and dips to the south and southeast at 60° to 70°. Steeply dipping, high grade zones within the vein and stock-work zones are frequently found throughout the vein, as well as at its intersections with a number of lateral veins. The new zone is approximately 240 metres in strike length by 130 metres in depth, and an average of 15 metres in thickness. The Avino vein remains open at depth.

The Company has retained Michael O’Brien, P.Geo., Pr.Sci.Nat., who is an employee of Aranz Geo Expert Services, and independent of Avino, to update the category of the resource in the gap zone with results of this drilling, as well as to verify the size of the new high grade mineralized zone on Level 4 to the west on San Gonzalo and the results to the west of San Luis, and to independently verify the size of the new zones.

The new high-grade zone on Level 4 at San Gonzalo has been extensively sampled, and those samples have been sent to an independent lab for verification.

Furthermore, a new core storage facility has been erected on site and is being stocked.

Bismuth Removal Testwork

The Company has planned a small scale pilot project to test the reduction or removal of bismuth content from the Elena Tolosa (Avino Mine) concentrate. The process consists of a roasting step followed by leaching of the calcines to remove the bismuth. Bismuth content can accrue steep penalties at the smelter, and removal of it can result in significant revenue gains if successful.

Zinc Circuit

Testing of the zinc circuit has been ongoing in an effort to improve the San Gonzalo gold and silver recoveries. To date the results of the testing have been varied due to fluctuating zinc feed grades; therefore, more work will be done to establish a marketable product.

Bralorne Mine

The Bralorne Mine, located approximately 240 km north-east of Vancouver, British Columbia, is in the exploration, evaluation and planning stage.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2017

Progress Update

During the second quarter of 2017, the Company continued to review strategic operating plans, and reviewed three different potential scenarios. The original phased plan was for the future start-up of a small tonnage operation, and during the course of work being completed, our onsite consultants have identified ground and safety issues in the existing 800 level tunnel. It was determined that the 800 level needed rehabilitative work, and consultants were engaged to review and develop a plan for the repairs. In view of the proposed repairs, which would have restricted mine throughput, the construction of a new tunnel on the 800 level, which was originally included in a later phase, is now being evaluated. The consultant's recommendations are to construct a new tunnel on the 800 level, due to the age and limiting size of the original main access tunnel, which also has issues with difficult ground conditions. The future construction of a new 800 tunnel should allow earlier access to the resources below the 800 level.

The recommended new 800 level tunnel would be sized for mechanized equipment (4.5 metres x 4.5 metres) for the long term development of the mine to depth. It would be near the mill, and replace the old 800 tunnel (2.5 metres x 2.5 metres) which was only accessible by small track equipment. The old tunnel would be made safe and would still be used for ventilation, secondary egress, and mine water drainage.

The proposed new mine plan also contemplates testing a different mining method, sub level long hole retreat mining on veins where the hanging wall, foot wall, and mineralization are conducive to this method, which should be safer and more productive than the shrinkage and cut & fill mining methods used in the past. Combined with the larger new tunnel, the future mining operation should be more mechanized and efficient than in the past.

Underground Drill Program and Surface Exploration

An underground drill program will be carried out this year to better define the resources above and below the 800 level. Garth Kirkham, P. Geo., the Company's independent geological consultant for Bralorne, is designing a drill program. The Company also plans to carry out a surface exploration program this year, consisting of mapping and trenching and possibly some drilling on its expanded ground position that now incorporates the contiguous BRX claims. The program will be aimed at finding near surface veins that could provide early mill feed.

Environmental & Permitting Progress

The Company is in discussions with the Ministry of Mines and Energy ("MEM") and Ministry of the Environment ("MOE") to receive an amended Mine Permit which would be updated to modern environmental and permitting standards that would allow the Company to operate the mine at 100 tonnes per day. Permitting has taken longer than expected, and is partly a result of the government taking a more rigorous approach to environmental requirements and having many projects at the permitting stage in British Columbia. If amended as expected, we would be in receipt of a modern permit, which should take less time to amend for modest future expansions. The Company's senior management and site personnel continue to work closely with the MEM and MOE, and recently met with the Chief Inspector and Deputy Chief Inspector to discuss environmental and permitting. It was a very productive meeting, and a follow up meeting is planned for the fall.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2017

First Nations and Surrounding Communities

First Nations

The Company has an evolving relationship with the First Nations in the area who have proven to be supportive, collaborative, and instrumental in assisting in interactions with provincial regulators.

In the second quarter of 2017, a number of important factors have contributed to the development of the project, with the most significant being the signing of the LOI with St'át'imc Eco Resources, which recognizes the opportunity for collaboration and the establishment of joint ventures to allow the St'át'imc First Nation communities (the "St'át'imc") to economically participate in the development and ongoing operations of the Bralorne Gold Mine project. St'át'imc Eco-Resources Ltd. is owned by nine of the eleven St'át'imc communities.

Hiring and Training

During the past month, the Company hired a Metallurgist, Lead Electrician, Apprentice Electrician, Senior Mining Engineer, Senior Mine Geologist, and Junior Geologist; all of whom are important and strategic hires to support existing staff and strengthen the team. Additionally, the Company, together with North Island College, St'át'imc Government Services and the BC and Federal Governments, participated in two educational cohorts to provide basic mining training to 24 members of the St'át'imc First Nation in Lillooet, two graduates have been hired thus far and we expect to hire more. Avino is planning to hold a third cohort starting in November, this time to accommodate St’at’imc communities in and around the Pemberton Valley.

In addition, Avino is working with Thompson Rivers University, the Center for Training Excellence in Mining and a number of other mining companies within the province to develop an accredited underground mining training program aligned with the Mining Industry Human Resources Council’s Canadian Mining Certification Program. This program is being designed to leverage off the North Island College certificate program, and will consist of 3 modules intended to:

•	Provide the graduates from our past training programs as well as other qualified community members with extensive hands on training and job shadowing, making them ready to work underground

•	Engage industry and training providers in other parts of B.C. to ensure transferability of the core curriculum and ease of building a site specific module.

•	Ensure that funding leverages off of previously-funded projects and sets the stage for better usability.

Community Engagement

Recognizing the need for improved infrastructure and more amenities to make the Bralorne area an attractive location for future employees, Avino has begun working with the Squamish-Lillooet Regional District, St'át'imc Eco-Resources, Bralorne Community Advisory Committee, Bridge River Economic Development Committee, and Thompson Rivers University to develop a plan to rejuvenate the surrounding communities, provide housing options for employees and their families, as well as to protect existing facilities crucial to the community's future growth.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2017

Eagle Property

Subsequent to June 30, 2017, an option agreement was signed between Avino and Alexco Resource Corp. (“Alexco”), granting Alexco the right to acquire a 65% interest in 14 quartz mining leases located in the Mayo District, Yukon Territory, Canada, known as the “Eagle Property”.  To exercise the option, Alexco must pay Avino a total of $70,000 in instalments over 4 years, issue Avino a total of 70,000 Alexco common shares in instalments over 4 years, incur $550,000 in exploration work by the second anniversary of the option agreement date, and a further $2.2 million in exploration work on the Eagle Property by the fourth anniversary of the option agreement date.

In the event that Alexco earns its 65% interest in the Eagle Property, Alexco and Avino will form a joint venture for the future exploration and development of the Eagle Property, and may contribute towards expenditures in proportion to their interests (65% Alexco / 35% Avino).  If either company elects to not contribute its share of costs, then its interest will be diluted.  If either company’s joint venture interest is diluted to less than 10%, its interest will convert to a 5.0% net smelter returns royalty, subject to the other’s right to buy-down the royalty to 2.0% for $2.5 million.  The Eagle Property was previously inactive and held by Avino as a non-essential asset to its current operations.

Qualified Person(s)

The Bralorne Project in BC is under the supervision of Jasman Yee, P. Eng, an Avino Director, and Fred Sveinson, P. Eng., who are both qualified persons within the context of National Instrument 43-101.

Objectives

Avino's mission is to create shareholder value through profitable organic growth at the Avino Property and the strategic acquisition and advancement of mineral exploration and mining properties. We are committed to expanding our operations and managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

The Company remains focused on the following key objectives:

1.	Maintain and improve profitable mining operations while managing operating costs and achieving efficiencies;

2.	Complete the Mill Circuit 4 expansion to increase Avino Mine production;

3.	Conduct a successful underground drill program in 2017 to increase and improve confidence in our resource base at Bralorne;

4.	Continue mine expansion drilling and explore regional targets on the Avino property; and,

5.	Follow the recommendations made in the 2017 PEA on the oxide tailings resource at the Avino Mine and assess the potential for processing the oxide tailings resource.

Non – IFRS Measures

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Total cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to IFRS measures.

Management of the Company believes that the Company’s ability to control the cash cost per silver equivalent ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Achieving a low silver equivalent production cost base allows the Company to remain profitable from mining operations even during times of low commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2017

The Company has adopted the reporting of “all-in sustaining cash cost per silver equivalent ounce”. This measure has no standardized meaning throughout the industry. However, it is intended to provide additional information. Avino presents all-in sustaining cash cost because it believes that it more fully defines the total current cost associated with producing a silver equivalent ounce. Further, the Company believes that this measure allows investors of the Company to better understand its cost of producing silver equivalent ounces, and better assess the Company’s ability to generate cash flow from operations. Although the measure seeks to reflect the full cost per silver equivalent ounce of production from current operations, it does not include capital expenditures attributable to mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, marketing and treatment charges, and financing costs. In addition, the calculation of all-in sustaining cash costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. The Company’s calculation of all-in sustaining cash costs includes sustaining capital expenditures of $nil for the six months ended June 30, 2017 and 2016, as substantially all of the mining equipment used at San Gonzalo and Avino has been newly purchased or refurbished. The Company has planned for sustaining capital expenditures in future years in accordance with mine operating plans and expected equipment utilization levels. Although this measure is not representative of all of the Company’s cash expenditures, management believes that it is a useful measure in allowing it to analyze the efficiency of its mining operations.

The Company also presents cash flow per share, as it believes it assists investors and other stakeholders in evaluating the Company's overall performance and its ability to generate cash flow from current operations.

To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS measures and the Company’s consolidated financial statements are provided below. The measures presented are intended to provide additional information, and should not be considered in isolation nor should they be considered substitutes for IFRS measures. Calculated figures may not add up due to rounding.

Cash Cost and All-in Sustaining Cash Cost per Silver Equivalent Ounce

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to cash cost and all-in sustaining cash cost per silver equivalent ounce sold. In each table, “silver equivalent ounces sold” consists of the sum of silver ounces, gold ounces and copper tonnes sold multiplied by the ratio of the average spot gold and copper prices for the corresponding period.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2017

San Gonzalo

Expressed in US$	2017		2016
	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$1,401,522	$768,795	$7,076,210	$2,815,545	$1,291,445	$2,258,381	$710,839
Depletion and depreciation	(260,911)	(97,353)	(977,861)	(485,732)	(148,105)	(271,971)	(72,053)
Cash production cost	1,140,611	671,442	6,098,349	2,329,813	1,143,340	1,986,410	638,786
Silver equivalent ounces sold	134,559	143,554	835,246	289,961	179,823	209,955	155,507
Cash cost per silver equivalent ounce	$8.48	$4.68	$7.30	$8.03	$6.36	$9.46	$4.11
General and administrative expenses	262,442	293,096	2,190,313	604,003	643,270	300,628	642,412
Share-based payments and G&A depreciation	(59,193)	(72,512)	(435,010)	(200,859)	(230,087)	(1,032)	(3,032)
Cash operating cost	1,343,860	892,026	7,853,652	2,732,957	1,556,523	2,286,006	1,278,166
All-in sustaining cash cost per silver equivalent ounce	$9.99	$6.21	$9.40	$9.32	$8.66	$10.89	$8.22

During the first quarter of 2017, the cash cost and all-in sustaining cost per silver equivalent ounce at San Gonzalo was lower than the second quarter of 2017, as well as the previous quarters in the preceding year. This reflects lower tonnage processed, as well as the sale of by-products during the first quarter of 2017, compared to the second quarter of 2017 and previous quarter in the preceding year.

Avino Mine

Expressed in US$	2017		2016
	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$4,028,087	$3,898,225	$12,084,589	$3,541,145	$4,243,372	$4,300,072	$-
Depletion and depreciation	(342,263)	(367,658)	(919,756)	(301,385)	(354,349)	(264,022)	-
Cash production cost	3,685,824	3,530,567	11,164,833	3,239,760	3,889,023	4,036,050	-
Silver equivalent ounces sold	407,443	380,802	1,200,372	354,518	428,972	416,882	-
Cash cost per silver equivalent ounce	$9.05	$9.27	$9.30	$9.14	$9.07	$9.68
General and administrative expenses	794,675	777,487	2,817,256	738,179	1,523,262	555,815	-
Share-based payments and G&A depreciation	(179,238)	(192,351)	(795,698)	(245,018)	(548,825)	(1,855)	-
Cash operating cost	4,301,261	4,115,703	13,186,391	3,732,921	4,863,460	4,590,010	-
All-in sustaining cash cost per silver equivalent ounce	$10.56	$10.81	$10.99	$10.53	$11.34	$11.01	$-

During the second quarter of 2016, the Company commenced production at the Avino Mine. Cash cost and all-in sustaining cost per silver equivalent ounce at Avino remained relatively consistent with the preceding quarters.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2017

Consolidated

Expressed in US$	2017		2016
	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$5,429,609	$4,667,020	$19,160,800	$6,356,691	$5,534,817	$6,558,453	$710,839
Depletion and depreciation	(603,174)	(465,011)	(1,897,618)	(787,118)	(502,454)	(535,993)	(72,053)
Cash production cost	4,826,435	4,202,009	17,263,182	5,569,573	5,032,363	6,022,460	638,786
Silver equivalent ounces sold	542,002	524,356	2,035,618	644,479	608,795	626,837	155,507
Cash cost per silver equivalent ounce	$8.90	$8.01	$8.48	$8.64	$8.31	$9.61	$4.11
General and administrative expenses	1,057,117	1,070,583	5,007,569	1,342,182	2,166,532	856,443	642,412
Share-based payments and G&A depreciation	(238,431)	(264,863)	(1,230,708)	(445,877)	(778,912)	(2,887)	(3,032)
Cash operating cost	5,645,121	5,007,729	21,040,043	6,465,878	6,419,983	6,876,016	1,278,166
All-in sustaining cash cost per silver equivalent ounce	$10.42	$9.55	$10.34	$10.03	$10.55	$10.97	$8.22

The Company continues to review its expenditures, and is maintaining cost reduction programs in key areas to achieve lower costs. Ongoing cost reduction activities include negotiating more favourable terms with vendors, while maintenance costs are expected to decrease as a result of utilizing newer mining equipment.

Cash Flow per Share

Cash flow per share is determined based on operating cash flows before movements in working capital, as illustrated in the consolidated statements of cash flows, divided by the basic and diluted weighted average shares outstanding during the period.

	Six months ended June 30,
	2017	2016
Operating cash flows before movements in working capital	$3,173,394	$2,236,705
Weighted average number of shares outstanding
Basic	52,438,957	39,199,301
Diluted	53,447,510	39,495,671
Cash Flow per Share – basic	$0.06	$0.06
Cash Flow per Share – diluted	0.06	0.06

Working Capital

	June 30, 2017	December 31, 2016
Current assets	$31,727,132	$35,128,333
Current liabilities	(14,040,431)	(11,822,290)
Working capital	$17,686,701	$23,306,043

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2017

Results of Operations

Summary of Quarterly Results

	2017	2017	2016	2016	2016	2016	2015	2015
Quarter ended	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3
Revenue	$7,911,388	$8,127,863	$9,048,747	$10,035,932	$9,017,929	$2,002,728	$2,696,288	$3,991,359
Earnings (Loss) for the quarter	1,151,549	721,305	950,773	847,260	(336,748)	42,246	278,348	(496,264)
Earnings (Loss) per share - basic	$0.02	$0.01	0.02	0.02	(0.01)	0.00	0.01	(0.02)
Earnings (Loss) per share - diluted	$0.02	$0.01	0.02	0.02	(0.01)	0.00	0.01	(0.02)
Total Assets	$98,719,613	$97,445,910	$93,793,897	$79,791,805	$72,703,682	$65,976,061	$63,108,377	$61,122,516

•	Revenue in the quarters following the first quarter of 2016 were higher than that of previous quarters as the Company commenced production at the Avino Mine as of April 1, 2016. The Company’s consolidated statement of operations will reflect the revenues and related production costs from the Avino Mine going forward; this activity was reflected within exploration and evaluation assets on the Company’s consolidated statement of financial position prior to April 1, 2016.

•	Earnings in the quarters following the second quarter of 2016 were higher compared to earnings of the preceding quarters primarily driven by continued profitable operations in Mexico..

•	Total assets have steadily increased throughout the quarters as the Company continues to grow through debt and equity financings to advance its projects and acquire equipment.

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administrative expenses, including non-cash items such as share-based payments, and other items including foreign exchange and deferred income taxes. Effective January 1, 2017, the Company changed its presentation currency to US dollars from Canadian dollars. Refer to the section “Changes in Accounting Standards” for further details regarding the change in presentation currency.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2017

Three months ended June 30, 2017, compared to the three months ended June 30, 2016:

(Expressed in $US)

	2017	2016	Note
Revenue from Mining Operations	$7,911,388	$9,017,929	1
Cost of Sales	5,429,609	6,558,452	2
Mine Operating Income	2,481,779	2,459,477	2
Operating Expenses
General and administrative expenses	820,931	856,448
Share-based payments	236,186	-	3
Income before other items	1,424,662	1,603,029
Other Items
Fair value adjustment on warrant liability	348,298	(503,495)	4
Interest and other income	43,508	4,074
Foreign exchange gain (loss)	(135,627)	174,758	5
Accretion of reclamation provision	(88,697)	(87,974)
Finance cost	(40,144)	-
Interest expense	(28,440)	(32,081)
Unrealized gain (loss) on long-term investments	(8,627)	5,406
Net Income Before Income Taxes	1,514,933	1,163,717
Income Taxes
Current income tax expense	(953,008)	(688,799)	6
Deferred income tax recovery (expense)	589,624	(811,666)	6
	(363,384)	(1,500,465)
Net Income (Loss)	1,151,549	(336,748)	7
Earnings (Loss) per Share
Basic	$0.02	$(0.01)	7
Diluted	$0.02	$(0.01)	7

1.	Revenues for the three months ended June 30, 2017, were $7,911,388 compared to $9,017,929 for the three months ended June 30, 2016. The decrease of $1,106,541 reflects a decrease in silver-equivalent ounces sold by 14%.

2.	Cost of Sales for the three months ended June 30, 2017, were $5,429,609 compared to $6,558,452 for the three months ended June 30, 2016. The decrease of $1,128,843 reflects a decrease in silver-equivalent ounces sold, as well as improved overall gross margins. As a result, Mine Operating Income did not change significantly for the three months ended June 30, 2017, compared to June 30, 2016.

3.	Share-based payments for the three months ended June 30, 2017, totalled $236,186 compared to $Nil for the three months ended June 30, 2016. Share-based payments are primarily comprised of the vesting of restricted share units (“RSUs”) issued to directors, officers, employees and consultants of the Company during the third quarter of 2016, and vest over the following three years.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2017

4.	The fair value adjustment on the Company’s warrant liability relates to the issuance of US dollar denominated warrants which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate and in the variables used in the valuation model, such as share price and expected share price volatility.

5.	Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the three months ended June 30, 2017, the US dollar depreciated in relation to the Canadian dollar and the Mexican peso, resulting in a foreign exchange loss. During the three months ended June 30, 2016, the US dollar appreciated compared to the Mexican peso, which was partly offset by depreciation of the US dollar compared to the Canadian dollar, resulting in a foreign exchange gain.

6.	Current income tax expense was $953,008 for the three months ended June 30, 2017, compared to $688,799 in the three months ended June 30, 2016. Deferred income tax recovery was $589,624 for the three months ended June 30, 2017, compared to an expense of $811,666 in the comparative quarter. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes for the three months ended June 30, 2017, primarily relate to movements in the tax bases and increased mining profits at the Avino Mine property.

7.	As a result of the foregoing, net income for the three months ended June 30, 2017, was $1,151,549, an increase of $1,488,297 compared to net loss of $336,748 for the three months ended June 30, 2016. The increase resulted in basic and diluted earnings per share of $0.02 for the three months ended June 30, 2017, compared to basic and diluted loss per share of $0.01 in the comparative quarter.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2017

Six months ended June 30, 2017, compared to the six months ended June 30, 2016:

(Expressed in $US)

	2017	2016	Note
Revenue from Mining Operations	$16,039,251	$11,020,657	1
Cost of Sales	10,096,629	7,269,291	2
Mine Operating Income	5,942,622	3,751,366	2
Operating Expenses
General and administrative expenses	1,630,139	1,498,860	3
Share-based payments	497,561	-	4
Income before other items	3,814,922	2,252,506
Other Items
Interest and other income	119,600	30,802
Unrealized gain (loss) on long-term investments	7,337	(460)
Foreign exchange gain (loss)	(694,722)	247,576	5
Fair value adjustment on warrant liability	(367,388)	(503,495)	6
Accretion of reclamation provision	(126,710)	(112,393)
Finance cost	(80,772)	-
Interest expense	(58,417)	(60,764)
Net Income Before Income Taxes	2,613,850	1,853,772
Income Taxes
Current income tax expense	(1,659,886)	(685,420)	7
Deferred income tax recovery (expense)	918,890	(1,462,854)	7
	(740,996)	(2,148,274)
Net Income (Loss)	1,872,854	(294,502)	8
Earnings (Loss) per Share
Basic	$0.04	$(0.01)	8
Diluted	$0.04	$(0.01)	8

1.	Revenues for the six months ended June 30, 2017, were $16,039,251 compared to $11,020,657 for the six months ended June 30, 2016. The increase of $5,018,594 reflects the commencement of production at the Avino Mine effective April 1, 2016.

2.	Mine operating income increased as a result of the commencement of production at the Avino Mine effective April 1, 2016. The Company’s gross margin on the sale of San Gonzalo concentrates was consistent with previous periods; however, the current period reflects the mine operating income from the Avino Mine.

3.	General and administrative expenses include management, consulting, and director fees, salaries, office expenses, investor relations, regulatory and compliance fees, travel and promotion. For the six months ended June 30, 2017, general and administrative expenses were $1,630,139 compared to $1,498,860 for the six months ended June 30, 2016. The increase of $131,279 reflects expanding operations and corporate activity affecting fees and salaries, office expenses, investor relations costs, and travel and promotion costs incurred by the Company. Although the Company’s operations are expanding, management continues to monitor general and administrative expenses carefully to maintain efficient operations.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2017

4.	Share-based payments for the six months ended June 30, 2017, totalled $497,561 compared to $Nil for the six months ended June 30, 2016. Share-based payments are primarily comprised of the vesting of restricted share units (“RSUs”) issued to directors, officers, employees and consultants of the Company during the third quarter of 2016 which vest over the following three years.

5.	Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar currency. During the six months ended June 30, 2017, the US dollar depreciated in relation to the Canadian dollar and the Mexican peso, resulting in a foreign exchange loss. During the six months ended June 30, 2016, the US dollar appreciated compared to the Mexican peso, which was partly offset by depreciation of the US dollar compared to the Canadian dollar, resulting in a foreign exchange gain.

6.	The fair value adjustment on the Company’s warrant liability relates to the issuance of U.S. dollar denominated warrants which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate and in the variables used in the valuation model, such as share price and expected share price volatility.

7.	Current income tax expense was $1,659,886 for the six months ended June 30, 2017, compared to $685,420 in the six months ended June 30, 2016. Deferred income tax recovery was $918,890 for the six months ended June 30, 2017, compared to deferred income tax expense of $1,462,854 in the comparative period. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes for the six months ended June 30, 2017, primarily relate to movements in the tax bases and increased mining profits at the Avino Mine property.

8.	As a result of the foregoing, net income for the six months ended June 30, 2017, was $1,872,854, an increase of $2,167,356 compared to a net loss of $294,502 for the six months ended June 30, 2016. The increase resulted in basic and diluted earnings per share of $0.04 for the six months ended June 30, 2017, compared to basic and diluted loss per share of $0.01 in the comparative period.

Liquidity and Capital Resources

The Company’s ability to generate sufficient amounts of cash, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration, is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to obtain the financing necessary to generate and sustain profitable operations.

On July 31, 2017, the Company and Samsung C&T U.K. Limited (”Samsung”) agreed to amend the Company’s existing term facility by further extending the repayment period. Repayments of the remaining balance will be made in 13 equal monthly instalments commencing in July 2018 and ending July 2019. The Company will sell the Avino Mine concentrates on an exclusive basis to Samsung until December 31, 2021.

Management expects that the Company’s ongoing liquidity requirements will be funded from cash generated from current operations and from further financing as required in order to fund ongoing exploration activities and meet its objectives, including ongoing advancement at the Avino Mine. The Company continues to evaluate financing opportunities to advance its projects. The Company’s ability to secure adequate financing is in part dependent on overall market conditions, the prices of silver, gold, and copper, and other factors outside the Company’s control, and there is no guarantee the Company will be able to secure any or all necessary financing in the future. The Company’s recent financing activities are summarized in the table below.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2017

Intended Use of Proceeds	Actual Use of Proceeds

In November 2016, the Company received gross proceeds of $11,185,355 in connection with a bought-deal offering issued under a prospectus supplement. The Company intends to use the proceeds to advance the exploration and development of the Company’s Avino Mine and Bralorne Mine, both of which are expected to receive major upgrades in 2017, and for general working capital.

Since July 2014, the Company received gross proceeds of $13,346,561 in connection with a brokered at-the-market offering issued under prospectus supplements. The Company intends to use the proceeds to advance the exploration of the Bralorne Mine property and the Avino property, and for working capital.

In July 2015, the Company entered into a term facility agreement with Samsung C&T U.K. Limited for $10,000,000. The facility is being used for mining equipment, to optimize the advancement of the Company’s projects for increased productivity, for improvements to its tailings impoundment facilities, and for general working capital requirements.

As of the date of this MD&A, the Company had used, and was continuing to use, the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones. In advancing the Avino Mine, and in supporting mining operations in Mexico, the Company incurred expenditures of $137,291 for exploration and evaluation activities (excluding foreign exchange movement of $273,660), acquired property and equipment of $345,176 (excluding depreciation of $1,470,770), and made lease and loan repayments of $799,502 during the six months ended June 30, 2017.

In advancing the Bralorne Mine, the Company incurred expenditures of $2,370,659 for exploration and evaluation activities (excluding depreciation of $341,680, foreign exchange movement of $791,076 and change in reclamation provision of $3,636,375), acquired property and equipment of $33,475 (excluding depreciation of $341,896 and foreign exchange movement of $163,581), and made lease and loan repayments of $416,513 during the six months ended June 30, 2017.

The Company intends to continue to explore its properties, subject to market conditions and the ability to continue to obtain suitable financing.

In May 2015, the Company entered into a master credit facility with Sandvik Customer Finance LLC for $5,000,000. The facility is being used to acquire equipment necessary for continuing exploration activities at the Avino and Bralorne Mines.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was $3,565,619 in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

In December 2014, the Company’s master credit facility with Caterpillar Finance was renewed for $5,375,400. The facility is being used to acquire equipment necessary for advancing operations at the San Gonzalo Mine and for operations and continuing exploration activities at the Avino Mine.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was $4,043,312 in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2017

Discussion and analysis relating to the Company’s liquidity as at June 30, 2017, December 31, 2016, and June 30, 2016, is as follows:

Statement of Financial Position

	June 30, 2017	December 31, 2016
Cash	$5,914,408	$11,779,718
Working capital	17,686,701	23,306,043
Accumulated Deficit	(20,002,615)	(21,875,469)

Cash Flow

	June 30, 2017	June 30, 2016
Cash used in operating activities	$(2,049,715)	$(336,808)
Cash generated by (used in) financing activities	(1,857,846)	5,960,011
Cash used in investing activities	(1,997,122)	(2,742,224)
Change in cash	(5,904,683)	2,880,979
Effect of exchange rate changes on cash	39,373	(25,464)
Cash, beginning of period	11,779,718	5,401,109
Cash, end of period	$5,914,408	$8,256,624

Operating Activities

Cash used in operating activities for the six months ended June 30, 2017, was $2,049,715 compared to $336,808 for the six months ended June 30, 2016. Cash generated or used by operating activities can fluctuate with changes in net income, non-cash items, such as foreign exchange and deferred income tax expenses, and working capital.

Financing Activities

Cash used in financing activities was $1,857,846 for the six months ended June 30, 2017, compared to cash generated by financing activities of $5,960,011 for the six months ended June 30, 2016, a decrease of $7,817,857. Cash used in financing activities for the six months ended June 30, 2017, relates to the repayments of equipment loans, finance leases for mining equipment totalling $1,216,015 (June 30, 2016 - $1,072,516), and repayment of concentrate prepayments of $666,667 (June 30, 2016 - $666,667). During the six months ended June 30, 2017, the Company issued common shares in brokered offerings generating net cash flows of $Nil (June 30, 2016 – $7,434,336), and employees, consultants, and directors exercised stock options generating cash flows of $24,836 (June 30, 2016 – $264,858).

Investing Activities

Cash used in investing activities for the six months ended June 30, 2017, was $1,997,122 compared to $2,742,224 for the six months ended June 30, 2016. Cash used in investing activities during the six months ended June 30, 2017, includes cash expenditures of $1,989,172 (June 30, 2016 - $1,376,891) on the acquisition of property and equipment. Equipment purchases included new mining, milling/processing, and transportation equipment for the Company’s San Gonzalo Mine and Avino Mine and exploration and mining equipment for the Bralorne Mine. During the six months ended June 30, 2017, the Company also incurred cash expenditures of $2,507,950 (June 30, 2016 - $6,006,129) on exploration and evaluation activities. The cash expenditures on exploration and evaluation activities for the six months ended June 30, 2016, were reduced by concentrate sales of $4,640,796 from the Avino Mine.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2017

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three and six months ended June 30, 2017 and 2016, were as follows:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Salaries, benefits, and consulting fees	$208,568	$213,839	$412,567	$402,348
Share-based payments	224,690	-	463,135	-
	$433,258	$213,839	$875,702	$402,348

(b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. Advances to Oniva International Services Corp. of $200,503 (December 31, 2016 - $110,905, January 1, 2016 - $135,500) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the condensed consolidated interim statements of financial position as at June 30, 2017. As at June 30, 2017, December 31, 2016, and January 1, 2016, the following amounts were due to related parties:

	June 30,	December 31,	January 1,
	2017	2016	2016
Oniva International Services Corp.	$135,858	$126,819	$118,703
Directors	39,349	44,919	34,495
Jasman Yee & Associates, Inc.	6,086	4,195	4,188
Intermark Capital Corp.	-	19,550	-
Wear Wolfin Designs Ltd.	-	3,910	-
	$181,293	$199,393	$157,386

(c)	Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2017

The transactions with Oniva during the six months ended June 30, 2017 and 2016, are summarized below:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Salaries and benefits	$133,272	$46,405	$224,531	$128,423
Office and miscellaneous	138,766	57,372	281,938	244,357
Exploration and evaluation assets	81,442	51,010	164,089	113,339
	$353,480	$154,787	$670,558	$486,119

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s president and CEO and also a director, for consulting services. For the six months ended June 30, 2017, the Company paid $112,418 (June 30, 2016 - $114,558) to ICC.

The Company pays Jasman Yee & Associates, Inc. (“JYAI”) for operational, managerial, metallurgical, engineering and consulting services related to the Company’s activities. JYAI’s managing director is a director of the Company. For the six months ended June 30, 2017 and 2016, the Company paid $44,488 and $47,536, respectively, to JYAI.

The Company pays Wear Wolfin Designs Ltd. (“WWD”), a company whose director is the brother-in-law of David Wolfin, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the six months ended June 30, 2017 and 2016, the Company paid $11,242 and $11,268, respectively, to WWD.

Financial Instruments and Risks

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, short- and long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, short-term investments, and amounts receivable.

The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with three (December 31, 2016 – three) counterparties. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission), and because of the nature of the counterparties.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2017

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At June 30, 2017, no amounts were held as collateral.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at June 30, 2017, in the amount of $5,914,408 (December 31, 2016 - $11,779,718, January 1, 2016 - $5,401,109) in order to meet short-term business requirements. At June 30, 2017, the Company had current liabilities of $14,040,431 (December 31, 2016 - $11,822,290, January 1, 2016 - $10,147,559) and working capital of $17,686,701 (December 31, 2016 - $23,306,043, January 1, 2016 - $4,337,827). Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the condensed consolidated interim statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at June 30, 2017, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$3,489,906	$3,489,906	$-	$-
Due to related parties	181,293	181,293	-	-
Minimum rental and lease payments	4,774,664	4,346,904	409,938	17,822
Term facility	8,922,442	8,252,965	669,477	-
Equipment loans	1,810,817	1,056,279	754,538	-
Finance lease obligations	2,122,146	1,124,112	998,034	-
Total	$21,301,268	$18,451,459	$2,831,987	$17,822

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)	To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate cash flow risk as the Company’s term facility, equipment loans, and finance lease obligations bear interest at fixed rates.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2017

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos (“MXN”) and Canadian dollars (“C$”):

	June 30, 2017		December 31, 2016
	MXN	C$	MXN	C$
Cash	$14,340,813	$(339,265)	$15,997,014	$270,562
Long-term investments	-	45,663	-	35,873
Reclamation bonds	-	645,500	-	145,500
Amounts receivable	-	94,779	-	52,779
Accounts payable and accrued liabilities	(24,261,865)	(620,468)	(21,006,749)	(1,249,038)
Due to related parties	-	(235,264)	-	(267,726)
Equipment loans	-	(1,106,432)	-	(1,423,042)
Finance lease obligations	(1,174,445)	(1,241,713)	(865,526)	(1,465,333)
Net exposure	(11,095,497)	(2,757,200)	(5,875,261)	(3,900,425)
US dollar equivalent	$(620,238)	$(2,124,681)	$(284,363)	$(2,904,910)

Based on the net Mexican peso and Canadian dollar denominated asset and liability exposures as at June 30, 2017, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the six months ended June 30, 2017, by approximately $64,200 (year ended December 31, 2016 - $350,984). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At June 30, 2017, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) for the six months ended June 30, 2017 of approximately $305,635 (year ended December 31, 2016 - $573,458).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). A 10% change in market prices would have an impact on net earnings for the six months ended June 30, 2107of approximately $3,422 (year ended December 31, 2016 - $2,707).

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2017

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d)	Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at June 30, 2017:

	Level 1	Level 2	Level 3
Financial assets
Cash	$5,914,408	$-	$-
Short-term investments	7,500,000	-	-
Amounts receivable	-	2,979,502	-
Long-term investments	35,188	-	-
Financial liabilities
Warrant liability	-	-	(2,064,063)
Total financial assets and liabilities	$13,449,596	$2,979,502	$(2,064,063)

Commitments

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in “Transactions with Related Parties”.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	June 30, 2017	December 31, 2016
Not later than one year	$4,346,904	$1,540,286
Later than one year and not later than five years	409,938	556,954
Later than five years	17,822	19,972
	$4,774,664	$2,117,212

Office lease payments recognized as an expense during the six months ended June 30, 2017, totalled $50,643 (June 30, 2016 - $25,928).

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2017

Changes in Accounting Standards

The Company’s condensed consolidated interim financial statements are presented in US dollars. The Company changed its presentation currency to US dollars from Canadian dollars effective January 1, 2017. The functional currency of the Company and its Canadian subsidiary is the Canadian dollar, while the functional currency of the Company’s Mexican subsidiaries is the US dollar. The Company believes that the change in presentation currency will provide shareholders with a better reflection of the Company’s business activities and enhance the comparability of the Company’s financial information to peers. The change in presentation currency represents a voluntary change in accounting policy which is accounted for retrospectively. The condensed consolidated interim financial statements for all periods presented have been translated into the new presentation currency in accordance with IAS 21 - The Effects of Changes in Foreign Exchange Rates.

Changes in accounting standards not yet effective:

The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective. The following accounting standards were issued but not yet effective as of June 30, 2017:

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step model framework for the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company’s preliminary assessment is that the standard is not expected to have a significant impact on the recognition or measurement of revenue, and that the standard will require additional disclosures in the Company’s consolidated financial statements. As facts and circumstances may change during the period leading up to the initial date of recognition, the Company’s assessment of the potential impact is subject to change.

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”) to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected-loss’ impairment model, as well as a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

The classification of financial assets and liabilities is expected to remain consistent under IFRS 9 with the possible exception of equity securities. Under IFRS 9, the Company will have the option to designate equity securities as financial assets at fair value through other comprehensive income. If the Company does not make this election, changes in the fair value of equity securities will continue to be recognized in profit or loss in accordance with the Company’s current policy.

The introduction of the new ‘expected credit loss’ impairment model is not expected to have an impact on the Company, given the Company sells its concentrate to large international organizations with a negligible historical level of customer default, and the corresponding receivables from these sales are short-term in nature.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2017

The Company expects the above potential changes to be the only impacts, as the Company currently has no financial instruments designated as hedging arrangements under IAS 39.

The above assessments were made based on an analysis of the Company’s financial assets and financial liabilities at June 30, 2017, on the basis of the facts and circumstances that existed at that date. As facts and circumstances may change during the period leading up to the initial date of application, the Company’s assessment of the potential impact is subject to change.

IFRS 7 Financial Instruments – Disclosure

IFRS 7 was amended to require additional disclosures on transition from IAS 39 to IFRS 9. The standard is effective on adoption of IFRS 9, which is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

As at August 2, 2017, the following common shares, warrants, and stock options were outstanding:

	Number of shares	Exercise price		Remaining life (years)
Share capital	52,451,001		-	-
Warrants	3,602,215		$1.00 - $2.00	1.61 – 2.32
RSUs	773,824		-	2.08
Stock options	1,953,500	C$	1.60 - $2.95	0.55 – 4.09
Fully diluted	58,780,540

The following are details of outstanding stock options as at June 30, 2017, and August 2, 2017:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (June 30, 2017)	Number of Shares Remaining Subject to Options (August 2, 2017)
February 18, 2018	C$1.60	147,500	147,500
September 9, 2018	C$1.62	276,000	276,000
September 19, 2019	C$1.90	667,500	667,500
December 22, 2019	C$1.90	105,000	105,000
September 2, 2021	C$2.95	757,500	757,500
Total:		1,953,500	1,953,500

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2017

The following are details of outstanding warrants as at June 30, 2017, and August 2, 2017:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (June 30, 2017)	Number of Underlying Shares (August 2, 2017)
March 14, 2019	$1.00	40,000	40,000
November 28, 2019	$2.00	3,562,215	3,562,215
Total:		3,602,215	3,602,215

The following are details of outstanding RSUs as at June 30, 2017, and August 2, 2017:

Expiry Date	Number of Shares Remaining Subject to RSUs (June 30, 2017)	Number of Shares Remaining Subject to RSUs (August 2, 2017)
September 2, 2019	773,824	773,824

Disclosure Controls and Procedures

Management is responsible for the design and effectiveness of disclosure controls and procedures that are designed to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations. There have been no changes that occurred during the six months ended June 30, 2017, that have materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures.

Internal Controls over Financial Reporting (“ICFR”)

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS. Internal controls over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s consolidated financial statements in accordance with IFRS; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

Our management and the Board of Directors do not expect that our disclosure controls and procedures or internal controls over financial reporting will prevent all errors or all instances of fraud. A control system, no matter how well designed and operated, can provide only reasonable (not absolute) assurance that the control system’s objectives will be met. Further, the design, maintenance and testing of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control gaps and instances of fraud have been detected. These inherent limitations include the reality that judgment in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design, maintenance and testing of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any control system may not succeed in achieving its stated goals under all potential future conditions.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2017

Based on their knowledge of the Company’s ICFR, management identified a material weakness in controls related to organizational governance for the six months ended June 30, 2017, based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) (‘COSO’). Management identified certain principles in the COSO framework that require further development before they reach an appropriate level of maturity, as described below:

•	A formal risk management process that involves all appropriate levels of management is not yet in place including a documented plan to respond to the identified risks.

•	Certain policies have not been translated into Spanish for Company employees operating in Mexico, including an appropriate whistleblower program accessible to Spanish-speaking staff with a clear direction on how to report suspected incidents to an independent committee.

Management believes the material weakness identified is temporary, and has completed certain steps of the remediation plan that involves refining risk management oversight as well as ensuring all critical policies have been appropriately translated and disseminated to staff working in Mexico. Management expects to complete all of the required remediation steps within the remainder of 2017.

Other than as described above, there have been no changes that occurred during the six months ended June 30, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of August 2, 2017. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company’s operations, and statements regarding the Company’s liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

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